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                                               FILING PURSUANT TO RULE 424(b)(2)
                                            REGISTRATION STATEMENT NO. 333-33774


                           PROSPECTUS SUPPLEMENT NO. 6

                       TO PROSPECTUS DATED APRIL 19, 2000,
              PROSPECTUS SUPPLEMENT NO. 1 DATED NOVEMBER 16, 2000,
              PROSPECTUS SUPPLEMENT NO. 2 DATED JULY 19, 2001, AND
                PROSPECTUS SUPPLEMENT NO. 3 DATED AUGUST 20, 2001
              PROSPECTUS SUPPLEMENT NO. 4 DATED SEPTEMBER 28, 2001
               PROSPECTUS SUPPLEMENT NO. 5 DATED DECEMBER 17, 2001


                                740,741 SHARES

                          ADVANCED VIRAL RESEARCH CORP.

                                  COMMON STOCK

         You should read this prospectus supplement no. 6 along with the accompanying prospectus and prospectus supplements nos. 1, 2, 3, 4 and 5. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement no. 6 and the accompanying prospectus and prospectus supplements nos. 1, 2, 3, 4 and 5. We have not authorized anyone else to provide you with different or additional information.

         This prospectus supplement no. 6 and the accompanying prospectus and prospectus supplements nos. 1, 2, 3, 4 and 5 do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement no. 6 and the accompanying prospectus and prospectus supplements nos. 1, 2, 3, 4 and 5 do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

         Information in this prospectus supplement no. 6 and the accompanying prospectus and prospectus supplements nos. 1, 2, 3, 4 and 5 may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement no. 6 or the accompanying prospectus and prospectus supplements nos. 1, 2, 3, 4 and 5 or the sale of the common stock as an indication that there has been no change in our affairs since that date.

         Our principal executive offices are located at 200 Corporate Boulevard South, Yonkers, New York 10701. Our telephone number is (914) 376-7383.

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         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS.

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         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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        THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 6 IS DECEMBER 17, 2001



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                                   THE COMPANY

         On July 30, 2001, we submitted an IND application to the FDA to begin Phase I clinical trials of Product R as a topical treatment for genital warts caused by the human papilloma virus (HPV) infection. In September 2001, our IND application to the FDA for Product R as a topical therapy for genital warts was cleared for Phase I clinical trials, which are currently underway. With the guidance of our FDA consultants, GloboMax, we have initiated Phase I safety studies for the topical application of Product R in humans. The Phase I initial trials are placebo controlled, open label dose escalation safety studies in healthy volunteers. These studies are being conducted in the United States. We do not know what the actual cost of such trials will be. We need additional funding to continue and/or complete such human clinical trials. Such funding may not be available to us, which may force us to reduce our operations.

                                 USE OF PROCEEDS

         We will use the net proceeds of this offering of our common stock as described in the prospectus. See "Use of Proceeds" beginning on page 7 of the prospectus.

                                HIGH RISK FACTORS

         As of the date of this prospectus, we do not have sufficient funds to sustain our operations, nor do we have funds to pay our debts as they become due. During the next 12 months, we expect to incur significant expenditures relating to operating expenses and expenses relating to drug regulatory filings and clinical trials for Product R. We currently do not have cash availability to meet our anticipated expenditures, however, up to $50 million is available to us under the equity line of credit subject to certain conditions.

         We are currently seeking additional financing. If none of our outstanding options and warrants are exercised, we do not draw down on the equity line of credit, and we obtain no other additional financing, in order for us to achieve the level of operations contemplated by management, management anticipates that we will have to limit intentions to expand operations beyond current levels.

         We anticipate that we will be required to sell additional securities to obtain the funds necessary to further our research and development activities. We are currently seeking debt financing, licensing agreements, joint ventures and other sources of financing, but the likelihood of obtaining such financing on favorable terms is uncertain. Management is not certain whether, at present, debt or equity financing will be readily obtainable on favorable terms. Because of the large uncertainties involved in the FDA approval process for commercial drug use on humans, it is possible that we may never be able to sell Product R commercially. Please see page 5 of the prospectus for a discussion of other risk factors.

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                              PLAN OF DISTRIBUTION

         Pursuant to this prospectus supplement no. 6, we are offering 740,741 shares of our common stock to Russel Kuhn. We have entered into a Stock Purchase Agreement dated as of December 17, 2001 with Mr. Kuhn pursuant to which we will issue and sell to Mr. Kuhn 740,741 shares of our common stock at a negotiated price of $0.27 per share, for a total purchase price of $200,000. Pursuant to the Stock Purchase Agreement, Mr. Kuhn has agreed not to issue, sell, transfer or otherwise dispose of the shares being offered and purchased hereby for a period of 90 days from the date hereof. We have entered into several securities purchase arrangements with Mr. Kuhn during the past three years.

         Mr. Kuhn is an "underwriter" within the meaning of the Securities Act of 1933 in connection with his sale of the shares purchased from us as described in this prospectus supplement no. 6. Broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may also be deemed to be underwriters. Any commissions or profits they receive on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

         During the time Mr. Kuhn is engaged in distributing shares covered by this prospectus supplement no. 6 and accompanying prospectus and prospectus supplements nos. 1, 2, 3, 4 and 5, Mr. Kuhn may be subject to, among other regulations, Regulation M under the Securities Exchange Act of 1934. With certain exceptions, to the extent Mr. Kuhn is subject to Regulation M, he may not engage in any stabilization activity in connection with our securities, must furnish each broker who offers shares of common stock covered by this prospectus supplement no. 6 and accompanying prospectus and prospectus supplements nos. 1, 2, 3, 4 and 5 with the number of copies of this prospectus supplement no. 6 and accompanying prospectus and prospectus supplements nos. 1, 2, 3, 4 and 5 which are required by each broker, and may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

                           MARKET FOR OUR COMMON STOCK

         Our common stock is traded on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board under the symbol "ADVR." On December 13, 2001 the high and low bid prices for our common stock on the Bulletin Board were $0.31 and $0.29, respectively. As of December 13, 2001, we had 393,630,196 shares of common stock outstanding.

                       WHERE YOU CAN FIND MORE INFORMATION

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement no. 6 and the accompanying prospectus and prospectus supplements nos. 1, 2, 3, 4 and 5. We incorporate the documents indicated on page 9 of our prospectus.

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